                       FILING PURSUANT TO RULE 425 OF THE
                       SECURITIES ACT OF 1933, AS AMENDED

                        FILER: FIRST STATE BANCORPORATION

                SUBJECT COMPANY: FIRST COMMUNITY INDUSTRIAL BANK,
                     A SUBSIDIARY OF WASHINGTON MUTUAL, INC.

                      REGISTRATION STATEMENT NO. 333-91896

[LOGO]                                                              [LETTERHEAD]

                                  NEWS RELEASE

H. Patrick Dee                                           Brian C. Reinhardt
Chief Operating Officer                                  Chief Financial Officer
(505) 241-7102                                           (505) 241-7598



                      FIRST STATE REPORTS RECORD EARNINGS;
                      ------------------------------------
                         LOANS INCREASE TO $605 MILLION
                         ------------------------------
                          AND DEPOSITS TOP $731 MILLION
                          -----------------------------

     Albuquerque NM--July 19, 2002--First State Bancorporation (NASDAQ:FSNM) today announced second quarter 2002 earnings of $2.22 million or $0.44 per diluted share, compared to $1.96 million or $0.39 per diluted share for the second quarter of 2001, an increase of 13%. For the six months ended June 30, 2002, net income was $4.33 million or $0.85 per diluted share, compared to $3.9 million or $0.77 per diluted share for the six months ended June 30, 2001, an increase of 11%. At June 30, 2002, total assets were $883 million, loans were $605 million, and deposits were $731 million.

     "The first half of 2002 has been excellent for building our balance sheet in the areas that are fundamental for our continued growth. Loans are up $56 million and deposits are up $46 million since December 31, 2001. Our model of attracting core customers and providing them with the complete array of banking services continues to have momentum in our New Mexico markets," stated Michael
R. Stanford, President and Chief Executive Officer. "Our pending acquisition of First Community Industrial Bank should provide us with expanded opportunities to use this model into the future in the target rich environments of Colorado and Utah," continued Stanford.

     First State's total assets increased 23% from $717 million at June 30, 2001, to $883 million at June 30, 2002. Included in this increase were the proceeds of $25 million of trust preferred securities issued in connection with First State's pending acquisition of First Community Industrial Bank. Total loans increased 23% from $493 million at June 30, 2001, to $605 million at June 30, 2002. Investment securities increased 8% from $157 million at June 30, 2001, to $169 million at June 30, 2002. Total deposits grew 25% from $586 million at June 30, 2001, to $731 million at June 30, 2002. Non-interest bearing deposits grew to $164 million at June 30, 2002, from $117 million at June 30, 2001, while interest bearing deposits grew to $567 million from $468 million for the same period.

     "We are seeing outstanding loan demand in our core areas of real estate loans to business customers and single family residential construction, which are the core balance sheet assets that spur our earnings growth," stated H. Patrick Dee, Executive Vice President and Chief Operating Officer. "Not only has the growth been excellent so far, but we believe the pipeline for continued growth the rest of the year looks very promising."

     Net interest income before provision for loan losses was $9.9 million for the second quarter of 2002 compared to $8.7 million for the second quarter of 2001. For the six months ended June 30, 2002 and 2001, net interest income before provision for loan losses was $19.3 million and $17.0 million, respectively. First State's net interest margin was 5.03% and 5.38% for the second quarter of 2002 and 2001, respectively. The net interest margin was 5.01% and

5.48% for the six months ended June 30, 2002 and 2001, respectively. The decrease in margin is largely due to lower interest rates resulting from the Federal Reserve Bank's rate reductions during 2001.

     First State's provision for loan losses was $519,000 for the second quarter of 2002, compared to $627,000 for the same quarter of 2001. First State's allowance for loan losses was 1.28% and 1.37% of total loans at June 30, 2002 and 2001, respectively. The allowance for loan losses to non-performing loans was 277% at June 30, 2002, compared to 266% at June 30, 2001. Non-performing assets equaled 0.41% of total assets at June 30, 2002, compared to 0.58% at June 30, 2001.

     Non-interest income for the second quarter of 2002 was $3.0 million, compared to $2.2 million for the second quarter of 2001, an increase of 35%. Non-interest income for the six months ended June 30, 2002 was $5.9 million, compared to $4.2 million for the six months ended June 30, 2001. The gains on sales of mortgage loans increased $150,000 over the second quarter of 2001, and $550,000 over the first six months of 2001. Credit card transaction fees increased $302,000 over the second quarter of 2001, and $557,000 over the first six months of 2001.

     Non-interest expenses were $8.7 million and $7.2 million for the quarters ended June 30, 2002 and 2001, respectively and representing an increase of $1.5 million or 21%. Included in that increase were increased salary expense from mortgage operations of $110,000 and increased credit card interchange expense of $159,000. Each of these items had corresponding increases in non-interest income. Non-interest expenses for the six months ended June 30, 2002 were $17.0 million, compared to $14.0 million for the six months ended June 30, 2001. Included in that increase were increased salary expense from mortgage operations of $325,000, increased credit card interchange expense of $270,000, and $211,000 in non-interest expenses related to the new branches opened in 2001.

     On Thursday, July 18, 2002, First State's Board of Directors declared a quarterly dividend of $0.10 per share. The dividend will be payable to shareholders of record on July 31, 2002, and will be paid September 4, 2002.

     First State Bancorporation is the only publicly traded New Mexico based commercial bank holding company (NASDAQ:FSNM). First State provides services to customers from a total of 21 locations in Albuquerque, Taos, Rio Rancho, Santa Fe, Los Lunas, Bernalillo, Placitas, Questa, Belen, Moriarty, and Pojoaque, New Mexico. On Friday, July 19, 2002, First State's stock closed at $21.99 per share.

FINANCIAL HIGHLIGHTS                                                 Second Quarter Ended        Six Months Ended
--------------------                                                       June 30,                  June 30,
(Dollars in thousands, except per share data)                         2002         2001          2002         2001
                                                                  ----------------------------------------------------
Interest income                                                       $13,657      $13,967       $27,011      $27,794
Interest expense                                                        3,787        5,267         7,704       10,838
                                                                  ----------------------------------------------------
Net interest income before provision for loan losses                    9,870        8,700        19,307       16,956
Provision for loan losses                                                 519          627         1,188        1,131
                                                                  ----------------------------------------------------
Net interest income after provision for loan losses                     9,351        8,073        18,119       15,825
                                                                  ----------------------------------------------------
Non-interest income                                                     2,991        2,223         5,869        4,214
Non-interest expenses                                                   8,731        7,239        16,990       13,979
Income tax expense                                                      1,388        1,097         2,667        2,164
                                                                  ----------------------------------------------------
Net income                                                             $2,223       $1,960        $4,331       $3,896
                                                                  ====================================================
Basic earnings per share                                               $ 0.45       $ 0.40        $ 0.89       $ 0.80
Diluted earnings per share                                             $ 0.44       $ 0.39        $ 0.85       $ 0.77
Average basic shares outstanding                                    4,887,784    4,890,777     4,886,230    4,893,637
Average diluted shares outstanding                                  5,092,180    5,035,064     5,083,786    5,034,325

BALANCE SHEET HIGHLIGHTS:                            June 30, 2002         December 31, 2001        June 30, 2001
                                                     -------------         -----------------        -------------
Total assets                                            $882,890                  $827,921             $716,572
Loans receivable, net                                   $597,370                  $541,515             $486,354
Investment securities                                   $168,508                  $187,422             $157,462
Deposits                                                $730,820                  $685,022             $585,692
Long-term debt                                           $33,524                    $8,781               $1,076
Stockholders' equity                                     $61,890                   $58,345              $55,147
Book value per share                                      $12.66                    $11.94               $11.28
Tangible book value per share                             $12.58                    $11.87               $11.19

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
FINANCIAL RATIOS:                                       Second Quarter Ended                  Six Months Ended
                                                              June 30,                           June 30,
                                                         2002              2001           2002              2001
                                                 --------------------------------------------------- -----------------
Return on average assets                                 1.05%             1.14%           1.04%             1.18%
Return on average equity                                14.61%            14.38%          14.46%            14.64%
Efficiency ratio                                        67.89%            66.27%          67.48%            66.03%
Operating expenses to average assets                     4.13%             4.20%           4.10%             4.23%
Net interest margin                                      5.03%             5.38%           5.01%             5.48%
Average equity to average assets                         7.20%             7.90%           7.22%             8.05%
Leverage ratio (end of period)                           8.56%             7.48%           8.56%             7.48%
Total risk based capital ratio (end of period)          15.17%            11.14%          15.17%            11.14%
NON-INTEREST INCOME:                                   Second Quarter Ended                  Six Months Ended
                                                             June 30,                           June 30,
                                                      2002              2001             2002              2001
                                                 ---------------------------------------------------------------------
Service charges on deposit accounts                   $836,799          $719,077       $1,653,108        $1,434,883
Other banking service fees                             271,901           120,788          523,385           241,958
Credit and debit card transaction fees               1,060,386           758,341        1,974,975         1,417,943
Gain on sale of mortgage loans                         526,300           376,141        1,123,940           674,043
Other                                                  296,241           248,722          594,068           445,050
                                                 ---------------------------------------------------------------------
                                                    $2,991,627        $2,223,069       $5,869,476        $4,213,877
                                                 =====================================================================

NON-INTEREST EXPENSE:                                  Second Quarter Ended                  Six Months Ended
                                                             June 30,                           June 30,
                                                      2002              2001             2002              2001
                                                 ---------------------------------------------------------------------
Salaries and employee benefits                      $3,829,520        $3,304,262       $7,710,050        $6,445,662
Occupancy                                            1,019,713           859,275        2,016,889         1,660,881
Data processing                                        501,937           328,947          890,551           654,918
Credit and debit card interchange                      546,272           387,554          998,119           728,612
Equipment                                              665,357           492,948        1,299,037           972,074
Professional fees                                      157,092           135,010          357,937           258,629
Other real estate owned                                 26,743            56,382           83,557           182,611
Marketing                                              554,464           375,152          929,146           728,710
Other                                                1,430,151         1,299,623        2,704,574         2,346,452
                                                 ---------------------------------------------------------------------
                                                    $8,731,249        $7,239,153      $16,989,860       $13,978,549
                                                 =====================================================================
AVERAGE BALANCES:                                       Second Quarter Ended                  Six Months Ended
                                                              June 30,                           June 30,
                                                      2002              2001             2002              2001
                                                 ---------------------------------------------------------------------
Assets                                                $848,283          $691,713         $836,554          $666,181
Earning assets                                         786,432           648,165          776,918           624,301
Loans                                                  587,948           480,650          570,166           470,780
Investment securities                                  182,692           162,767          183,702           149,780
Deposits                                               712,350           567,867          699,837           544,521
Equity                                                  61,045            54,662           60,414            53,655

LOANS:                                        June 30, 2002           December 31, 2001            June 30, 2001
                                         -----------------------    ----------------------     ----------------------
Commercial                                   $92,999       15.4%       $90,187       16.4%        $84,884      17.2%
Real estate - mortgage                       383,410       63.3%       321,912       58.7%        306,343      62.1%
Real estate - construction                    98,465       16.3%        98,086       17.9%         71,018      14.4%
Consumer and other                            25,862        4.3%        25,557        4.6%         25,073       5.1%
Mortgage loans available for sale              4,384        0.7%        12,980        2.4%          5,776       1.2%
                                         -----------------------    ----------------------     ----------------------
Total                                       $605,120      100.0%      $548,722      100.0%       $493,094     100.0%
                                         =======================    ======================     ======================

DEPOSITS:                                      June 30, 2002             December 31, 2001             June 30, 2001
                                         -----------------------       ----------------------    ------------------------
Non-interest bearing                         163,506      22.4%         $135,798       19.8%        $117,350      20.0%
Interest bearing demand                      162,801      22.3%          144,728       21.1%         115,549      19.7%
Money market savings accounts                 36,908       5.1%           69,452       10.1%          51,008       8.7%
Regular savings                               48,248       6.6%           46,219        6.8%          40,233       6.9%
Certificates of deposit less than
$100,000                                     119,737      16.4%          112,720       16.5%         119,146      20.4%
Certificates of deposit greater than
$100,000                                     199,620      27.3%          176,105       25.7%         142,406      24.3%
                                         -----------------------       ----------------------    ------------------------
Total                                       $730,820     100.0%         $685,022      100.0%        $585,692     100.0%
                                         =======================       ======================    ========================

ALLOWANCE FOR LOAN LOSSES:                               June 30, 2002       December 31,2001        June 30, 2001
                                                         -------------       ----------------        -------------
Balance beginning of period                                  $7,207                 $6,308               $6,308
Provision for loan losses                                    $1,188                 $2,386               $1,131
Net charge-offs                                               ($645)               ($1,487)               ($700)
                                                       -------------------------------------------------------------
Balance end of period                                        $7,750                 $7,207               $6,739
                                                       =============================================================
Allowance for loan losses to total loans                       1.28%                  1.31%                1.37%
Allowance for loan losses to
    non-performing  loans                                       277%                   290%                 266%

NON-PERFORMING ASSETS:                                   June 30, 2002       December 31, 2001      June 30, 2001
                                                         -------------       -----------------      -------------
Accruing loans - 90 days past due                              $297                     $3                 $14
Non-accrual loans                                             2,503                 $2,480              $2,518
                                                       -------------------------------------------------------------
Total non-performing loans                                    2,800                 $2,483              $2,532
Other real estate owned                                         815                   $272              $1,604
                                                       -------------------------------------------------------------
Total non-performing assets                                   3,615                 $2,755              $4,136
                                                       =============================================================
Total non-performing assets to total assets                    0.41%                  0.33%               0.58%

     This news release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, the discussions regarding prospects of the pending acquisition of First Community Industrial Bank and loan growth include forward-looking statements. Other forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statement. Some factors include fluctuations in interest rates, inflation, government regulations, loss of key personnel, faster or slower than anticipated growth, economic conditions, competition's responses to First State's marketing strategy, and competition in the geographic and business areas in which we conduct our operations. Other factors are described in First State's filings with the Securities and Exchange Commission. First State is under no obligation to update any forward-looking statements.

     First State's news releases are available through the Investor Relations section of First State's website at www.fsbnm.com.